UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).

                        LEXINGTON HEALTHCARE GROUP, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  52 909 K 108
                    ----------------------------------------
                                 (CUSIP Number)

           Mark Berger, c/o Americare Healthcare Services Corporation 4045 Sheridan Avenue, Suite 181, Miami Beach, Florida 33140
                                 (303) 887-6616

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 26, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

---------------------------                           --------------------------
  CUSIP NO. 52 909 K 108                                   Page 1 of 8 Pages
---------------------------                           --------------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Americare Healthcare Services Corporation
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(D) or 2(E)                                                    |_|

       Not Applicable
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Colorado
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
 NUMBER OF SHARES        225,167 shares beneficially owned in the aggregate
   BENEFICIALLY    -------------------------------------------------------------
  OWNED BY EACH    8.    SHARED VOTING POWER
 REPORTING PERSON        Not applicable
       WITH        -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                         225,167 shares beneficially owned in the aggregate
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         Not applicable
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       225,167
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               |_|
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.4%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

            This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share (the "Common Stock") of Lexington Healthcare Group, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 1557 New Britain Avenue, Farmington, CT 06032.

Item 2. Identity and Background.

            This Statement is being filed by Mark Berger on behalf of Americare Healthcare Services Corporation, a Colorado corporation, the principal business address of which is 4045 Sheridan Avenue, Suite 181, Miami Beach, Florida 33140. Americare Healthcare Services Corporation (the "Corporation") is wholly owned and controlled by Mr. Berger. The principal business of the Corporation is asset management. During the last five years neither the Corporation nor Mr. Berger has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            The Corporation purchased the shares of Common Stock on January 26, 2001 (the "Transaction Date") for $14,784 and the options on the additional shares of common stock for $17,772 (collectively, the "Securities"), both of which purchases constituted private transactions. The proceeds used to acquire such Securities consisted of working capital of the Corporation.

Item 4. Purpose of Transaction.

      The transaction was entered into for purposes of investment only.

Item 5. Interest in Securities of the Issuer.

            As a result of the events that require the filing of this statement, Mr. Berger beneficially owns, through the Corporation, 105,600 shares of Common Stock of the Company and holds options to purchase an additional 119,567 such shares of Common Stock. The reported percentage owned presumes the exercise of such options, as required by Rule 13d-3(d)(1)(i)(A) of the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Corporation purchased the Securities from Harry Dermer, a former officer and director of the Company, and Mary Archambault pursuant to a certain Amended and Restated Stock and Option Purchase Agreement, a form of which is filed herewith as Exhibit A. The options were fully vested as of the Transaction Date but have not been exercised as of the date hereof.

            In addition, the Corporation purchased the Securities in conjunction with New Generation LLC and Connecticut Investments LLC, each of which purchased a third of the Securities acquired from Mr. Dermer and Ms. Archambault. New Generation LLC is beneficially owned by Mr. Jack Friedler, a control person of the Company. New Generation LLC, Connecticut Investments LLC and the Corporation (the "Members") do not beneficially own 50% or more of the shares of Common Stock, but would hold over 50% of such shares of Common Stock if the options purchased from Mr. Dermer and Ms. Archambault were fully exercised and the shares individually owned by Mr. Friedler were included.

            The Members are party to a certain agreement (the "Agreement") whereby each agreed to acquire the Securities from Mr. Dermer and Ms. Archambault. The aggregate sum to be paid to Mr. Dermer and Ms. Archambault pursuant to such Agreement is $32,556. The Agreement stipulates that the Members, including Mr. Friedler as an individual, will vote as a Group. The shares of the Group will be voted as determined by the majority thereof.

Item 7. Material to be Filed as Exhibits.

            The Amended and Restated Stock and Option Purchase Agreement under which the Corporation acquired the Securities reported hereby is filed as Exhibit A hereto.

         The Agreement is attached hereto as Exhibit B.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2001             AMERICARE HEALTHCARE SERVICES CORPORATION


                                    /s/ Mark Berger
                                    ----------------------------------
                                    By:    Mark Berger
                                    Title: Sole shareholder and CEO

                                                                       Exhibit A

                              AMENDED AND RESTATED
                       STOCK AND OPTION PURCHASE AGREEMENT

      This Agreement is by and between HARRY DERMER ("Dermer") and MARY ARCHAMBAULT ("Archambault", and collectively with Dermer "Sellers") each with an address at 8 Crossroads Drive, Avon, Connecticut 06001, and NEW GENERATION, LLC with an address at ___ Collins Avenue, Miami Beach, Florida, CONNECTICUT INVESTMENTS, LLC, a Florida limited liability Company, and AMERICARE HEALTH CARE SERVICES CORPORATION, a Colorado corporation, each with an address at 4711 Golf Road, Suite 700, Skokie, Illinois 60676 ("Buyers").

                               STATEMENT OF FACTS

      A. Dermer owns 615,000 shares of common stock in Lexington Healthcare Group, Inc., a Delaware corporation ("Dermer Stock"). Archambault owns 60,000 shares of common stock in Lexington Healthcare Group, Inc. ("Archambault Stock" and collectively with Dermer Stock, the "Stock").

      B. Dermer wishes to sell 316,800 shares of the Dermer Stock to the Buyers ("Sale Shares") and to sell to Buyers an option to purchase the remaining shares owned by Dermer and Archambault and the Buyers wish to purchase the Sale Shares.

      C. Dermer wishes to sell to the Buyers an option ("Dermer Option") to purchase his remaining 298,200 shares of the Dermer Stock ("Dermer Option Shares"). Archambault wishes to sell to the Buyers an option to purchase all of the shares of the Archambault Stock ("Archambault Option").

      D. The parties previously executed a Stock and Option Purchase Agreement dated December, 2000. This Agreement amends and restates the prior agreement.

                                  IT IS AGREED:

            i. Purchase of Sale Shares of Stock and Option. Each Buyer agrees to purchase one-third of the Sale Shares (105,600 shares each), one-third of the Dermer Option and one-third of the Archambault Option. Dermer agrees to sell, as of the Closing, one-third of the Sale Shares and Dermer Option to each Buyer and Archambault agrees to sell to the Buyers, and the Buyers agree to purchase the Archambault Option, as of the Closing.

            ii. Purchase Price For Sale Shares, Option and Payment. The Buyers shall pay to Dermer and Archambault the aggregate purchase price of $97,668 ($32,556 each) for the Sale Shares, the Dermer Option and the Archambault Option. Such purchase price shall be made by the payment of $50,000 ($16,666.67 each) to Dermer and Archambault by the Buyers, which has been paid as a non-refundable deposit and the balance of $65,112 by cash, certified checks, bank checks or wire transfer(s) to Dermer and Archambault at the Closing.

            iii. Closing for Sale Shares and Option. The closing for the transfer of the Sale Shares shall take place, subject to the condition set forth in paragraph 14, on January 31, 2001 at 10:00 a.m. Eastern Standard Time at the offices of Levy & Droney, P.C., 74 Batterson Park Road, Farmington, Connecticut ("Closing"). At the Closing the Buyers shall pay the purchase price for the Sale Shares the Dermer Option and the Archambault Option and Dermer and Archambault shall deliver to the Buyers certificates representing the Sale Shares, the Dermer Option and the Archambault Option together with duly executed stock powers bearing guaranteed signatures, effective to transfer one-third of the Sale Shares, the Dermer Option and the Archambault Option to each of the Buyers.

            iv. Sale of Options. Dermer hereby sells to the Buyers an option to purchase the Dermer Option Shares for a purchase price of 1(cent)per Dermer Option Share at any time between the date hereof and two (2) years from the date hereof ("Dermer Option"). Archambault hereby sells to the Buyers an option to purchase the Archambault Stock at a purchase price of 1(cent)per share of Archambault Stock at any time between the date of this Agreement and two (2) years from the date hereof ("Archambault Option"). At least ninety (90) days prior to the exercise of the Dermer Option and the Archambault Option, the Buyer shall give notice to Dermer and Archambault of the intent to exercise such option and Dermer and Archambault and the Buyers shall promptly apply to the Department of Public Health of the State of Connecticut for change of ownership approval of the Dermer Option Shares and the Archambault Stock. Upon receipt of such change of ownership approval, the Buyers may exercise the Dermer Option and the Archambault Option. The period for the exercise of the Dermer Option and the Archambault Option shall be extended indefinitely to accommodate such change of ownership approval. Upon receipt of such change of ownership approval and within fifteen (15) days after the receipt of written notice to Dermer and Archambault of the exercise of the Dermer Option and the Archambault Option, the closing for the transfer of the Dermer Option Shares and the Archambault Stock shall take place in accordance with the procedures set forth in the Paragraph 3 above.

            v. Consulting Agreement. Concurrently with the Closing, the Company shall enter into a Consulting Agreement with Dermer under the terms of which Dermer shall provide certain consulting services.

            vi. Restrictions on Transferability of Stock. Each Buyer acknowledges that the shares of Stock constitute restricted securities and may be transferred only in compliance with all applicable state and Federal securities laws.

            vii. Purchase For Investment. Each Buyer acknowledges that it is purchasing the Sale Shares and the option to purchase the Dermer Option Shares and the option to purchase the Archambault Stock with the intention of holding them for investment and not with the intention of distribution or resale.

            viii. Representation and Warranties of the Sellers. Each of the
                  Sellers hereby represents and warrants to the Buyers that, to their actual knowledge, all of the following are true and correct. Each further represents and warrants that he or she has no actual knowledge nor should have knowledge of any of the following not being true and correct.

                        (i) Ownership. Dermer is the owner of 615,000 shares of the outstanding common stock of Lexington Healthcare Group, Inc., free and clear of any liens, pledges, security interests or rights of others. Archambault is the owner of 60,000 shares of common stock of Lexington Healthcare

                              Group, Inc., free and clear of any liens, pledges, security interests or rights of others.

                        (ii) Authority. Each of the Sellers has full power and authority to execute and deliver this Agreement and neither the execution and delivery of this Agreement, the consummation of the transactions herein contemplated nor compliance with the terms of this Agreement will conflict with or constitute a default under any agreement or instrument to which either Seller is a party or by which he or she is or may be bound. This Agreement and all writings relating hereto to be executed by the Sellers in connection herewith constitute valid and binding obligations of the Sellers enforceable in accordance with their respective terms.

                        (iii) Disclosure. No representation or warranty by the
                              Sellers in this Agreement nor any statement or certificate furnished or to be furnished to the Buyers pursuant hereto, or in connection with the transaction contemplated hereby, contains or will contain any untrue statement or fact, or omit to state a fact required to be stated therein or necessary to make the statements contained therein not misleading.

                        (iv) Liabilities. The Lexington Healthcare Group, Inc. ("Company") has not incurred or suffered any material liabilities since the date of the filing of its latest report on Form 10Q. A true, accurate and complete list of the Company's accounts receivable and accounts payable is attached hereto as Exhibit "A".

            ix. Filings. Each of the Buyers and each of the Sellers agree to make any filings which may be appropriate or necessary with the Securities and Exchange Commission under the Securities Act of 1933, the Securities and Exchange Act of 1934, and/or the Williams Act, or under any regulations promulgated under any of the foregoing.

            x. Survival of Representations, Warranties and Agreements. All of the warranties, representations, covenants and agreements by the Sellers contained in this Agreement shall survive the execution of this Agreement and any closing of any transaction contemplated hereby indefinitely irrespective of any investigation conducted by or on behalf of the Buyers and shall be unaffected by any such investigation.

            xi. Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Connecticut.

            xii. Notices. Any notice, demand, offer or other written instrument ("Notice") required or permitted to be given shall be in writing signed by the party giving such Notice and shall be hand delivered or sent, postage prepaid, by Federal Express or similar overnight delivery, or by Certified or Registered Mail, Return Receipt

                  Requested, to the parties at the addresses as set forth in this Agreement. Any Notice to be given to the estate of any deceased person shall be addressed to the personal representative of such deceased person at his address or, if there be no personal representative, to the estate of the deceased person at his address as set forth in this Agreement. Any party shall have the right to change the place to which such Notice shall be sent or delivered by similar notice sent in like manner to all other parties hereto.

            xiii. Captions. The captions of this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement.

            xiv. Amendments. This Agreement may not be amended in any respect whatsoever except by a further agreement, in writing, fully executed by each of the parties.

            xv. Successors. This Agreement shall be binding upon the Sellers, the Buyers and their respective successors, assigns, heirs and personal representatives.

            xvi. Further Assurances. The parties agree to execute such other and further documents as may be required to effectuate the transaction set forth herein.

            xvii. Counterparts. The Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Dated as of the 29th day of December, 2000.

      WITNESSES                           SELLERS:


----------------------------------        ------------------------------------
                                          Harry Dermer


----------------------------------        ------------------------------------
                                          Mary Archambault

                                          BUYERS:

                                          NEW GENERATION, LLC


                                          By:
----------------------------------           ---------------------------------

                                          CONNECTICUT INVESTMENTS, LLC


                                          By:
----------------------------------           ---------------------------------

                                                Its

                                          AMERICARE HEALTH CARE
                                          SERVICES CORPORATION


                                          By:
----------------------------------           ---------------------------------

                                                Its

                                                                       Exhibit B

                                    Exhibit B
                                    ---------
                                    AGREEMENT

            This Agreement made and executed by and among Jack Friedler of Collins Avenue, Miami Beach, Florida (hereinafter "Friedler"), and New Generation, LLC, a Florida limited liability company with an office at 4747 Collins Avenue, Suite 1002, Miami Beach, Florida (hereinafter "New Generation"), and Connecticut Investments, LLC, a Florida limited liability company with an office at Suite No. 181, 4045 Sheridan Avenue, Miami Beach, Florida (hereinafter "Connecticut Investments"), and Americare Health Care Services Corporation, a Colorado corporation with an office at Suite No. 181, 4045 Sheridan Avenue, Miami Beach, Florida (hereinafter "Americare"). New Generation, Connecticut Investments and Americare are hereinafter, at times, collectively referred to as "Buyers" and separately as "Each Buyer".

                                    Recitals

            Friedler is the owner of 1,426,500 shares of common stock (the "Shares") of Lexington Healthcare Group, Inc., a Delaware corporation with its principal office in Farmington, Connecticut (hereinafter the "Corporation"). The Corporation is a publicly held corporation. Harry Dermer ("Dermer"), the chief executive officer of the Corporation is the owner of 615,000 Shares, and Mary Archambault ("Archambault") is the owner of 60,000 Shares (collectively, the "DA Shares"). Dermer and Archambault have agreed to sell and the Buyers have agreed to purchase 316,800 DA Shares and options on the remaining 358,700 DA Shares (the "Options," referred to collectively with the DA Shares as the "Securities') for an aggregate purchase price of $97,668. Each Buyer has agreed to contribute $32,556 in exchange for one third of the Securities. It is understood by the Buyers that an additional $152,332 will be advanced to the Corporation, and that the Corporation will use such monies to fund Dermer for services rendered. The Buyers each agree to advance a third of $152,332 to the Corporation. In addition to the aforementioned contribution, the principles of the Buyers, as the equity owners of four long term healthcare facilities being leased to the Corporation, have agreed to accrue a portion of the rental due from the Corporation and may contribute additional funds to the Corporation. Subsequent to the completion of the acquisition of the Securities, Dermer and Archambault will resign as officers and/or directors of the Corporation. As part of the consideration for Connecticut Investments and Americare agreeing to acquire the Securities, Connecticut Investments and Americare are requiring that Each Buyer participate in a Voting Trust wherein they shall each have an equal vote in the selection of directors, officers and managers of the Corporation.

            NOW, THEREFORE, in consideration of the aforesaid recitals which ratified are incorporated herein, the parties agree as follows:

            1. Each Buyer agrees to contribute an aggregate of $32,556 toward the acquisition of the Securities.

            2. Friedler agrees that not withstanding his ownership of 1,426,500 Shares in addition to those being acquired from Dermer and Archambault, he will vote his Shares, at all times, and the Shares of New Generation, LLC, in accordance with the desires of at least two of Each Buyer, himself inclusive. Likewise, Americare and Connecticut Investments will vote their Shares in accordance with the desires of a majority of the Buyers.

            3. No party hereto shall assign this Agreement nor shall he or it sell, assign, hypothecate or pledge the Shares without the express written consent of all of the parties hereto.

            4. In recognition of Friedler's ownership of 1,426,500 Shares, the first $309,150 or equivalent value received by Buyers by way of the sale of Shares, merger, or by a distribution from the Corporation, shall be paid over to Friedler. Therefore, any additional sums received on account of the Shares or distribution from the Corporation, shall be distributed equally to the Buyers.

            5. Friedler and the Buyers agree to execute a Voting Trust wherein all Shares owned by Friedler and the Buyers will be voted as a block in accordance with the desires of a majority of the Buyers.

            6. Each Buyer agrees to advance one third of the funds reasonably necessary to conduct an exhaustive due diligence to determine the viability of the Corporation, not withstanding that the parties have failed to consummate the purchase of the Securities.

            IN WITNESS WHEREOF, the parties hereto have set their hands and seals on the date opposite their respective signatures.


                                  ----------------------------------------
                                  Jack Friedler, individually             Date

                                  NEW GENERATION, LLC


                                  By
                                     -------------------------------------
                                     Jack Friedler, Manager               Date

                                  CONNECTICUT INVESTMENTS, LLC


                                  By
                                     -------------------------------------
                                     Yehuda Sova, Manager                 Date

                                  AMERICARE HEALTH CARE
                                           SERVICES CORPORATION


                                  By
                                     -------------------------------------
                                     Mark Berger, President               Date

            Jack Friedler, by these presents, does hereby guaranty the obligations of New Generation, LLC as set forth and limited to this Agreement.


                                     -------------------------------------
                                     Jack Friedler                        Date

            Yehuda Sova, by these presents, does hereby guaranty the obligations of Connecticut Investments, LLC as set forth and limited to this Agreement.


                                     -------------------------------------
                                     Yehuda Sova                          Date

            Mark Berger, by these presents, does hereby guaranty the obligations of Americare Health Care Services Corporation as set forth and limited to this Agreement.


                                     -------------------------------------
                                     Mark Berger                          Date